UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

BUENOS AIRES, January 4, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Management of Issuing Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material news. 2024 investment and divestment annual plan.

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) so as to inform the 2024 investment and divestment annual plan formed by the following alternatives, among others, which are subjected to regulatory approvals (if required), the country’s economic situation, and market conditions during 2024:

1- To explore electrical energy generation growth opportunities, whether through the development and construction of new projects or the acquisition of new electrical assets in the local and international market.

2- To find operation synergies and efficiencies through the merger or consolidation in Central Puerto of the thermal assets controlled by the Company.

3- To reorganize through merger or consolidation the Group's Holdings, including the ones corresponding to renewable assets so as to simplify their structure.

4- To reorganize forestry assets, focusing on the most convenient region and to analyze alternatives to increase their value through their industrialization.

5- When market conditions call for it, to optimize the handling of liquid assets portfolio.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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6- To keep on analyzing opportunities in the mining industry so as to diversify income and generate dollars through exports.

Yours,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: January 4, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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